March 31, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Ember Therapeutics, Inc. Amendment No. 1 to Current Report on Form 8-K Filed March 11, 2016 File No. 033-13474-NY

Dear Ms. Hayes:

On behalf of our client, Ember Therapeutics, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 25, 2016, regarding the above-referenced Amendment No. 1 to Form 8-K (the “Amendment No. 1”). For your convenience, the Staff’s comment is followed by the Company’s response to such comment.

Please read this letter in conjunction with the accompanying Amendment No. 2 to Form 8-K (“Amendment No. 2”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 2.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Principal Transactions, page 44

1.	We note your response to prior comment 9. We will consider separately your request for confidential treatment regarding the individual milestone events and payments; however, please revise your filing to disclose the aggregate amount of payments to be made under the agreements with both Stryker and Joslin.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 44 and 48.

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General

2.	We note counsel, rather than the registrant, has provided the acknowledgements in the closing of your letter. The registrant itself should provide a written statement containing these acknowledgements. Please include this statement with your response to these comments.

Response:

In response to the Staff’s comment, the Company has provided the enclosed acknowledgement statement.

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We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or Faith.Charles@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Faith Charles

Faith Charles

of Thompson Hine LLP

CC:	Joseph Hernandez, Ember Therapeutics, Inc. Joe Laxague, Laxague Law, Inc.

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